UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Novatel Wireless, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

66987M1099
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON COBB H. SADLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 79,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON EDWARD T. SHADEK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,773,164
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,773,164
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,773,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON ROBERT ELLSWORTH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 818,388
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 818,388
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 818,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON ALEX MASHINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 68,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON RICHARD A. KARP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON MAGUIRE FINANCIAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,023,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,023,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON MAGUIRE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,023,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,023,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON TIMOTHY MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,023,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,023,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Cobb H. Sadler;

(ii)	Edward T. Shadek;

(iii)	Robert Ellsworth;

(iv)	Alex Mashinsky;

(v)	Richard A. Karp;

(vi)	Maguire Financial, LP, a Delaware limited partnership (the “Maguire Fund”);

(vii)	Maguire Asset Management, LLC, a Delaware limited liability company (“Maguire Asset Management”); and

(viii)	Timothy Maguire.

Each of the foregoing is referred to as a “Reporting Person” and collectively as either the “Reporting Persons” and “Novatel Shareholders for Change”.  Each of the Reporting Persons is party to that certain Amended and Restated Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of Mr. Sadler is c/o Catamount Strategic Advisors LLC, 101 California St., 41st Fl., San Francisco, CA 94111.  The principal business address of Mr. Shadek is 73 Ledgeways, Wellesley, MA 02481.  The principal business address of Mr. Ellsworth is 2437 Durant Ave., Berkeley, CA 94704.  The principal business address of Mr. Mashinsky is 210 East 68th Street, Apt. 13C, New York, NY 10065. The principal business address of Mr. Karp is c/o TicTran Corp., 849-B Independence Avenue, Mountain View, CA 94043.  The principal business address of each of the Maguire Fund, Maguire Asset Management and Mr. Maguire is 1810 Ocean Way, Laguna Beach, California 92651.

(c)           The principal occupation of Mr. Sadler is serving as Managing Partner of Catamount Strategic Advisors LLC.  The principal occupation of Mr. Shadek is serving as a money manager.  The principal occupation of Mr. Ellsworth is serving as Founder and Principal of Rue-Ell Enterprises, Inc.  The principal occupation of Mr. Mashinsky is serving as Managing Director of Governing Dynamics.  The principal occupation of Mr. Karp is serving as a private investor.  The principal business of the Maguire Fund is that of a private investment vehicle.  The principal business of Maguire Asset Management is providing investment management services and serving as the general partner of the Maguire Fund.  The principal occupation of Mr. Maguire is serving as the managing member of Maguire Asset Management.

(d)           No Reporting Person has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 66987M1099

(e)           No Reporting Person has during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Sadler, Shadek, Ellsworth, Mashinsky, Karp and Maguire are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Shares purchased by the Maguire Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,023,900 Shares owned directly by the Maguire Fund is approximately $2,304,387, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 34,313,204 Shares outstanding as of March 14, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 17, 2014.

As of the close of business on April 7, 2014, Mr. Sadler directly owned 79,900 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on April 7, 2014, Mr. Shadek and his wife jointly owned 1,773,164 Shares, constituting approximately 5.2% of the Shares outstanding.

As of the close of business on April 7, 2014, 818,388 Shares were held in the Trust, of which Mr. Ellsworth is the sole trustee, constituting approximately 2.4% of the Shares outstanding.

As of the close of business on April 7, 2014, Mr. Mashinsky directly owned 68,200 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on April 7, 2014, the Maguire Fund directly owned 1,023,900 Shares, constituting approximately 3.0% of the Shares outstanding. Each of Maguire Asset Management, as the general partner of the Maguire Fund, and Mr. Maguire, as the managing member of Maguire Asset Management, may be deemed to beneficially own the 1,023,900 Shares owned directly by the Maguire Fund.

An aggregate of 3,763,552 Shares, constituting approximately 11.0% of the Shares outstanding, are reported in this Schedule 13D.

 (b)           Mr. Sadler has the sole power to vote and dispose of the Shares owned directly by him.  Mr. Shadek has the sole power to vote and dispose of the Shares owned jointly by him and his wife.  Mr. Ellsworth has the sole power to vote and dispose of the Shares held in the Trust.  Mr. Mashinsky has the sole power to vote and dispose of the Shares owned directly by him.  Maguire Asset Management, the Maguire Fund and Mr. Maguire have sole power to vote and dispose of the Shares owned directly by the Maguire Fund.

CUSIP NO. 66987M1099

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)          The transactions in the Shares by the Maguire Fund during the past 60 days are set forth on Schedule A and are incorporated herein by reference.  Neither Maguire Asset Management nor Mr. Maguire have transacted in the Shares during the past 60 days.  None of Messrs. Sadler, Shadek, Ellsworth, Mashinsky and Karp have transacted in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 7, 2014, the Reporting Persons entered into an Amended and Restated Joint Filing and Solicitation Agreement (the “Agreement”)  in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2014 Annual Meeting under the assumed name Novatel Shareholders for Change (the “Solicitation”), and (c) Messrs. Shadek, Ellsworth and Maguire agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Amended and Restated Joint Filing and Solicitation Agreement by and among Maguire Financial, LP, Maguire Asset Management, LLC, and Messrs. Sadler, Shadek, Ellsworth, Mashinsky, Karp and Maguire, dated April 7, 2014.

CUSIP NO. 66987M1099

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2014

/s/ Cobb H. Sadler
COBB H. SADLER

/s/ Edward T. Shadek
EDWARD T. SHADEK

/s/ Robert Ellsworth
ROBERT ELLSWORTH

/s/ Alex Mashinsky
ALEX MASHINSKY

/s/ Richard A. Karp
RICHARD A. KARP

MAGUIRE FINANCIAL, LP

By:	Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

MAGUIRE ASSET MANAGEMENT, LLC

By:	Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

/s/ Timothy Maguire
TIMOTHY MAGUIRE

CUSIP NO. 66987M1099

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

MAGUIRE FINANCIAL, LP

66,917	1.8159	04/01/2014
71,795	1.8158	04/01/2014
20,138	1.8847	04/01/2014
570,239	1.9894	04/02/2014
266,500	2.0016	04/03/2014
28,311	1.9851	04/04/2014